United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2003

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X      Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___        No  X

CONTENTS
*Best Corporate Practices questionnaire

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: July 9th, 2003

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

BEST CORPORATE PRACTICES QUESTIONNAIRE

The following is an English translation of the questionnaire,  that was submitted to the Mexican Stock Exchange, or Bolsa Mexicana de Valores, on June 30, 2003 in accordance with the Code of Best Corporate Practices (the "Code"). The code contains suggested guidelines for the corporate governance of Mexican companies

Best Corporate Practices Questionnaire

Grupo Industrial Maseca, S.A. de C.V.

1. Board of Directors

i) Regarding the Functions of the Board of Directors

The most important function of the Board of Directors is to manage and administer the Company. In this capacity, the Board of Directors has all the necessary powers and obligations, being able to decide all issues concerning the execution of the Company's purposes. Among its powers are: the power to represent the Company in judicial, administrative, labor and arbitration issues; the management and disposition of the Company's assets; the daily performance of the Company's business; the subscription and negotiation of credit instruments and the execution of the resolutions of the shareholders' meetings. In order to comply with such functions, the Board of Directors may delegate its powers to one or more individuals, as convenient.

Among the most important functions of the Board of Directors is reviewing and approving: the budget; the financial information and results; and the medium and long term strategic vision of the Company.

ii) Regarding the Structure of the Board of Directors

The Board of Directors is comprised of twelve Directors, each one having its corresponding Alternate, all of whom are appointed at the Shareholders' Meeting. The Board of Directors is currently comprised of 7 Independent Directors, one of whom is a Shareholder Director, and 5 Related Directors, one of whom is a Shareholder Director.

The Board of Directors meets four times each year. All relevant information for each meeting is made available to each director at least 5 days in advance of the meeting. In the event that the information is not made available to the Director by the required time, the high-level managers of the Company present to the Directors, during the Meeting, the details of such issues to assure that the Directors can evaluate such issues adequately; later, in the same meeting, a mechanism for questions and answers is initiated, during which the Directors can clarify uncertainties and make comments.

The rules of conduct that regulate the Directors include the obligation to inform the President and the Secretary of the Board of Directors of any situation that may result in a conflict of interest and to abstain from participating in the relevant debate.

No Director is authorized to use the assets or services of the Company for purposes that are not those of the Company.

When a Director, or its Alternate, does not attend a meeting, he is generally sent a copy of the minutes and information presented in the meeting. In this way, the Company keeps all of its Directors well informed with respect to all relevant issues of the Company.

Shareholders in a Shareholders' Meeting are empowered to create an Audit Committee, which is empowered, among other things, to: (i) prepare an annual report of its activities and render it to the Board of Directors; (ii) issue opinions with respect to related party transactions; (iii) make proposals relating to the hiring of independent experts, if necessary, so that such experts can issue their opinions with respect to related party transactions; (iv) propose to the Board of Directors candidates for the external auditor position and the conditions pursuant to which they will be hired; (v) review our financial information and arrange the issuance process for the same; (vi) define the general guidelines of the internal control system, assess its effectiveness, as well as coordinate and evaluate the annual internal audits and the activities performed by our internal and external auditors and the statutory auditors; and (vii) verify that we have the necessary mechanisms to ensure that we are in compliance with applicable laws and inform the Board of Directors in this respect. The Board of Directors shall present the Audit Committee's report at the Shareholders' Meeting.

The General Ordinary Shareholders' Meeting held on April 24, 2003 constituted the current audit committee, which is comprised of three members of the Board of Directors. The Chairman and one of the members are Independent Directors; the third member is a Related Director. The Company's Statutory Auditor will be called to all meetings held by the Audit Committee. The Statutory Auditor can attend as a guest with the right to speak but without the right to vote.

Regarding the Integration of the Board of Directors	Yes	No
1. The Board of Directors is comprised of a number of Directors not less than 5 and no greater than 15?	X
2. There are no Alternate Directors?		X
3. The Alternate Directors can only substitute one previously appointed Director?	X
4. A Director suggests to the Board of Directors the appointment of the person who will be its corresponding Alternate?	X
5. The Independent and Shareholder Directors, together, represent at least 40% of the Board of Directors?	X
6. The Independent Directors represent at least 20% of the total number of Directors?	X
7. The Annual Report presented by the Board of Directors mentions which Directors are Independent and which are Shareholders?	X
8. The Annual Report indicates the category of the Shareholder Directors?	X
9. The Annual Report indicates the titles of the Directors as of the date of such Report?	X

Regarding the Structure of the Board of Directors	Yes	No
10. The Board of Directors performs the activities of Compensation and Evaluation, Auditing and Finance, and Planning?		X
11. The intermediate committees do not include Alternate Directors?	X
12. Each intermediate committee is comprised of at least 3 and at most 7 members?	X
13. Each Independent Director, in addition to complying with its duties as Director, participates in at least one of the intermediate committees?		X
14. The intermediate committee that is in charge of the auditing functions is presided over by an Independent Director?	X

Regarding the Operation of the Board of Directors	Yes	No
15. The Board of Directors meets at least 4 times each year?	X
16. At least one of the meetings of the Board of Directors is dedicated to defining the medium and long term strategy of the Company?	X
17. A meeting of the Board can be called with at least 25% of the Directors?	X
18. The Directors have access to all the relevant information at least 5 working days before the meeting?	X
19. There are mechanisms that assure that the Directors can evaluate aspects of strategic issues, even if they do not receive the necessary information at least 5 working days before the meeting? Comments: See Section ii).	X
20. The first time a Director is appointed to the Board, his responsibilities and the Company's situation are explained to him?		X

Regarding the Obligations of the Directors	Yes	No
21. The Directors inform the President and the Secretary of the Board of Directors of any conflict of interest that implies that they should abstain from voting, and they do abstain from participating in the corresponding vote?	X
22. The Directors only use the assets or services of the Company for the execution of corporate purposes?	X
23. Clear rules are defined for those cases where the Directors use the assets of the Company for personal purposes? Comments: See Section ii).		X
24. The Directors dedicate time to their functions, attending at least 70% of the meetings to which they are called? Comments: Except for those cases when the Directors are busy and have other important obligations, the majority of them attend an average of 3 meetings per year.	X
25. The Directors maintain absolute confidentiality regarding the corporate issues of which they have knowledge based on the meetings that they attend? Comments: No Director is authorized to reveal confidential information that could affect the Company.	X
26. The Directors and the Alternate Directors keep themselves informed of the issues raised in the Board meetings?	X
27. The Board of Directors is assisted with the opinions, recommendations and advice derived from the analysis of the Company's performance?	X

2. Compensation and Evaluation Function

iii) Regarding the Compensation and Evaluation Function

The power to determine the compensation of senior management is entrusted to the Head of Corporate Staff of our holding company, Gruma, S.A. de C.V., which designed the SIED (Integral System for Performance Evaluation).

It is of great importance for the Company that all of its employees and executives annually establish and accomplish their operating objectives with total alignment to the goals established by the Board of Directors for the different regions, countries and operations of the Company. The SIED is also a tool for verifying the development of the objectives of collaborators and of individual development. The SIED promotes objectivity and coherence for increases in wages, and promotions, linking them together with the performance/contribution of each employee and executive to the operating results of the Company.

Regarding the Operation of the Committee that performs the Evaluation and Compensation Functions	Yes	No
28. The intermediate committee that performs the Evaluation and Compensation functions checks that the hiring conditions of the senior managers and that the likely payments for senior managers' dismissal from the Company, coincide with the relevant guidelines approved by the Board of Directors? Comments: Currently there is no Evaluation and Compensation Committee.		X
29. The structure and policies used for determining the compensation packages of Directors and officers are disclosed?		X

3. Auditing Function

iv) Regarding the Auditing Function

The Company has an Audit Committee that establishes strong links between operations and the Board of Directors. In this respect, before each meeting of the Board of Directors, the Audit Committee updates the annual and quarterly financial information. At the moment the financial information is presented to the Board of Directors, the Board can approve the financial statements with the certainty that the information was thoroughly updated. For more details on the functions of this Committee, see Section ii).

The Company also has an Internal Audit department, which reviews financial, operating and system information. The scope of the reviews and evaluations include, among other things, the following:

  The control systems established for assuring adherence to the policies, plans, procedures, laws and regulations that could have a significant effect on operations and information, including determining if they are being performed.
  The reliability and integrity of financial and operating information, and the means used to identify, measure, classify and report the information.
  The integrity and security of the data base, operating systems and applications.
  The means for protecting assets and verifying their existence.
  The efficiency with which the resources are used.
  The operations or programs for assuring that the results are consistent with the planned budgets, objectives and goals.

The communications between the external auditors and the Company are made through the Audit Committee and the Chief Executive Officer of our holding company, GRUMA, S.A. de C.V. These entities are in charge of coordinating all the external reviews and evaluating their compensation. The financial information of the Company is prepared based on General Accepted Accounting Principles, which are verified on a yearly basis by the external auditors to ensure compliance.

Regarding the Election of Auditors	Yes	No
30. The profits of the external auditor as well as of any other external review, resulting from the audit of the Company, represent a percentage less than or equal to 20% of the total profits of all the consulting companies in charge?	X
31. The rotation of the partner that audits the Company takes place at least every 6 years?	X
32. The person that signs the audit report of the annual financial statements of the Company is different from the person that acts as Statutory Auditor?	X
33. Information about the professional profile of the Company's Statutory Auditor is revealed in the Annual Report?	X

Regarding the Financial Information	Yes	No
34. The Company has a department in charge of internal auditing?	X
35. The intermediate committee in charge of performing the audit function submits the accounting policies for the Board of Directors' approval?	X
36. The intermediate committee in charge of the audit function makes sure that the intermediate public financial information is prepared based on the same principles, criteria and practices with which the annual reports will be prepared?	X

Regarding the Internal Controls	Yes	No
37. Is there an internal control system?	X
38. The general guidelines of the internal control system are submitted for the approval of the Board of Directors?	X
39. The intermediate committee in charge of the audit function evaluates and makes an opinion on the effectiveness of the internal control system?	X
40. The external auditors validate the effectiveness of the internal control system and render a report with respect to such controls?	X

Review of Legal Framework	Yes	No
41. The intermediate committee in charge of the audit function verifies the existence of controls that determine that the Company is in compliance with the legal framework that is applicable in any jurisdiction where the Company conducts business and reports any issues periodically to the Board of Directors?	X
42. The review of compliance with the applicable legal framework is made at least once each year?	X
43. The Board of Directors is periodically informed about the legal situation of the Company?	X

v) Regarding the Finance and Planning Function

The Board of Directors does not rely on an intermediate committee to perform its finance and planning function. Such function is performed by the management of Finance and Planning of our Company. The following are the main finance and planning functions performed by such entity:

  Inform the Board of Directors on any finance function that is considered relevant, submitting the same for its authorization, if so required.
  Annually present to the Board of Directors a medium and long term operation and strategic planning budget for its approval (forecasts are used to update the budget every three months).
  Evaluate the strategic position of the Company and the general guidelines to be followed and submit them for the Board's authorization.
  Present to the Board of Directors an analysis of the expected viability of the most important investments that are intended to be made, for the approval of such investments.
  Inform the Board of Directors of the most relevant financing operations (the coherence of the investment and financing policies is evaluated together with the strategic vision and the financial situation of the Company).

  Inform the Board of Directors on any important risk situation that arises.

Regarding the Operation of the Intermediate Committee in Charge of the Finance and Planning Function	Yes	No
44. The intermediate committee in charge of finance and planning makes an evaluation about the viability of the main investments and financing transactions of the Company? Comments: Currently there is no Finance and Planning Committee. See Section v).		X
45. The intermediate committee in charge of finance and planning periodically evaluates the strategic position of the Company according to what is stipulated in the strategic plan? Comments: Currently there is no Finance and Planning Committee. See Section v).		X
46. The intermediate committee in charge of finance and planning assists the Board of Directors in looking after the coherence of the investment and financing policies with the strategic vision of the Company? Comments: Currently there is no Finance and Planning Committee. See Section v).		X
47. The intermediate committee in charge of finance and planning assists the Board of Directors in updating the financial projections of the Company, assuring its coherence with the strategic plan of the Company? Comments: Currently there is no Finance and Planning Committee. See Section v).		X

Optional Question
N/A

1. SHAREHOLDERS' RIGHTS

Regarding the Information and Notice of the Shareholders' Meeting	Yes	No
1. The point referenced as ''Various Issues'' was omitted from the notices of the Shareholders' Meetings?	X
2. The grouping of issues related to different matters in only one point of the notice was avoided?	X
3. All the information with respect to each point of the notice of the Shareholders' Meetings is made available to each Director at least 15 days in advance of the meeting?		X
4. Shareholders receive proxies that contain detailed information and possible vote alternatives regarding the issues listed in the notice, so that they can instruct their representatives?		X
5. The information given to the shareholders includes the proposal for the integration of the Board of Directors, together with information containing the professional profile of the candidates?		X

Regarding the Information and Communication Between the Board of Directors and the Shareholders	Yes	No
6. The Board of Directors includes in its annual report presented to the Shareholders' Meeting, the relevant aspects of the efforts made by each intermediate committee and the name of their members?		X
7. The reports rendered by each of the intermediate committees to the Board of Directors are made available to the shareholders together with the material for the Shareholders' Meeting?		X
8. The Company has policies, mechanisms and people responsible for informing the investors and maintaining communications with the shareholders and potential investors?	X